UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

_______________________________

PacifiCorp*

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________________________

PPW Holdings LLC, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

6.00% Serial Preferred Stock
7.00% Serial Preferred Stock
(Title of Class of Securities)

_______________________________

695114801
695114884

(CUSIP Number of Class of Securities)

Jeffery B. Erb
Secretary, PPW Holdings LLC
Vice President, Chief Corporate Counsel & Corporate Secretary of Berkshire Hathaway Energy Company
825 N.E. Multnomah Street, Suite 2000
Portland, Oregon 97232
(503) 813-5372
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person)

_______________________________

Copies to:
M. Christopher Hall
Allison C. Handy
Perkins Coie LLP
1120 N.W. Couch Street, Tenth Floor
Portland, OR 97209-4128
(503) 727-2000

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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*        PacifiCorp may be deemed to be a co-offeror with respect to the Offers.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PPW Holdings LLC, a Delaware limited liability company (“PPW” or the “Offeror”) and an affiliate and the sole holder of the common stock of PacifiCorp, an Oregon corporation (“PAC” or the “Company”), with the Securities and Exchange Commission (“SEC”) on December 17, 2024, as amended by Amendment No. 1 (“Amendment No. 1”), filed with the SEC on December 23, 2024 (as so amended, the “Schedule TO”). The Schedule TO relates to the offers by the Offeror to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share for the 6.00% Preferred Stock and $180.00 per share for the 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024 (as amended by Amendment No. 1, and as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers).

Only those items amended in the Schedule TO and the Offer to Purchase are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase. You should read Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal.

Item 3. Identity of Background and Filing Person

The Schedule TO is hereby amended and supplemented by adding the following as a new second paragraph under Item 3:

The Executive Officers and Board of Directors (Managers) of the Offeror are as follows:

Name	Position
Calvin D. Haack	Director, Vice President and Treasurer
Natalie L. Hocken	Director
Jack Stark	Director
Scott W. Thon	President

The business address and telephone number for all of the above directors and executive officers of the Offeror is: 1615 Locust Street, Des Moines, Iowa 50309-3037, (503) 813-5372.

The Schedule TO is hereby amended and supplemented by adding the following as a new fourth paragraph under Item 3:

The Executive Officers and Board of Directors of the Company are as follows:

Name	Position
Cindy A. Crane	Director, Chair of the Board of Directors and Chief Executive Officer
Charles C. Chang	Director
Ryan L. Flynn	Director and President, Pacific Power
Richard J. Garlish	Director and President, Rocky Mountain Power
Natalie L. Hocken	Director
Nikki L. Kobliha	Director, Senior Vice President and Chief Financial Officer

The business address and telephone number for all of the above directors and executive officers of the Company is: 825 N.E. Multnomah Street, Suite 2000, Portland, Oregon 97232, (888) 221-7070.

Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock.

Page 15 of the Offer to Purchase is hereby amended and supplemented by adding a new first paragraph under the section titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Preferred Stock” as follows:

The Executive Officers and Board of Directors (Managers) of the Offeror are as follows:

Name	Position
Calvin D. Haack	Director, Vice President and Treasurer
Natalie L. Hocken	Director
Jack Stark	Director
Scott W. Thon	President

The business address and telephone number for all of the above directors and executive officers of the Offeror is: 1615 Locust Street, Des Moines, Iowa 50309-3037, (503) 813-5372.

The Executive Officers and Board of Directors of the Company are as follows:

Name	Position
Cindy A. Crane	Director, Chair of the Board of Directors and Chief Executive Officer
Charles C. Chang	Director
Ryan L. Flynn	Director and President, Pacific Power
Richard J. Garlish	Director and President, Rocky Mountain Power
Natalie L. Hocken	Director
Nikki L. Kobliha	Director, Senior Vice President and Chief Financial Officer

The business address and telephone number for all of the above directors and executive officers of the Company is: 825 N.E. Multnomah Street, Suite 2000, Portland, Oregon 97232, (888) 221-7070.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPW HOLDINGS LLC
By:	/s/ Jeffery B. Erb
Name:	Jeffery B. Erb
Title:	Secretary
PACIFICORP
By:	/s/ Nikki L. Kobliha
Name:	Nikki L. Kobliha
Title:	Senior Vice President and Chief Financial Officer

Dated: December 27, 2024

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated December 17, 2024.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)**	Summary Advertisement, dated December 17, 2024.
(a)(1)(D)**	Retail Processing Dealer Form.
(a)(1)(E)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)**	Launch Press Release, dated December 17, 2024.
(b)	Not applicable.
(d)(1)	Fourth Restated Articles of Incorporation of PacifiCorp (incorporated by reference to Exhibit 3.1 to the PacifiCorp Quarterly Report on Form 10-Q for the quarter ended September 30, 2024).
(d)(2)	Bylaws of PacifiCorp, as amended December 16, 2024 (incorporated by reference to Exhibit 3.1 to the PacifiCorp Current Report on Form 8-K filed with the SEC on December 16, 2024).
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

____________

**      Filed previously

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